

05013467

82-1544

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
December 2, 2005 at 8.30 am

AMER SPORTS SIGNED A EUR 575 MILLION MULTI-CURRENCY CREDIT FACILITY

Amer Sports Corporation has signed a 5-year EUR 575 million multi-currency credit facility on December 1, 2005. The new facility consists of a EUR 250 million term loan facility and a EUR 325 million revolving credit facility. The facility was heavily oversubscribed.

The facility will be used to refinance existing EUR 300 million bridge facility put in place to finance the acquisition of Salomon as well as for general corporate purposes. The facility pays a margin of 0.25-0.40% based on Amer Sports' net gearing.

The mandated lead arrangers were Barclays Capital, Nordea, and OKO Bank.

For further information, please contact:
Mr Esko Heinälehto, Treasury Manager, tel. +358 9 7257 8258
Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233



AMER SPORTS CORPORATION
Communications



Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.



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